Sheet1

THIS PROPOSAL HAS PASSED

			Proxy Results - ML Series Fund, Inc. - Balanced Portfolio
			Meeting Date: May 10, 2001
			Record Date: February 21, 2001
			As of: May 10, 2001

				Units Voted

			Votes Needed
	Shares Needed	Outstanding	Two-Thirds of				Total Units
All Classes	To Pass	Shares	Outstanding Shares	For	Against	Abstain	Voted

Merger of ML Series Fund, Inc. - Balanced Portfolio	-2,030,305	8,077,074	5,384,716	7,415,021	240,890	421,163	8,077,074
into ML Series Fund, Inc. - Multiple Strategy Portfolio

Voting Requirements:
The Quorum for the Insured Fund shareholders consists of one-third of the shares entitled to vote at the Meeting.

The approval of the Proposal requires the affirmative vote shareholders.

Last Updated on 08/27/2001
By MLMAG